Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

CAZ Strategic Opportunities Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$0.00	0	$0.00
Fees Previously Paid	(1)	$16,667,331.00	0.0001531	$2,551.77

Total Transaction Valuation:		$16,667,331.00
Total Fees Due for Filing:				$0.00
Total Fees Previously Paid:				2,551.77
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.

An aggregate fee of $2,551.77 was paid with the filing of the Schedule TO-I by the Fund (File No. 005-94824) on August 15, 2025.